March 6, 2008

Mail Stop 3720

By U.S. Mail and facsimile to (615) 564-8204

T. Andrew Smith
Executive Vice President, General Counsel and Secretary
Brookdale Senior Living Inc.
111 Westwood Place, Suite 200
Brentwood, TN 37027

> **Re: Brookdale Senior Living Inc.**
> **Definitive Schedule 14A**
> **Filed April 27, 2007**
> **File No. 1-32641**

Dear Mr. Smith:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3350.

Sincerely,

Kathleen Krebs
Special Counsel